EXHIBIT 99.1

Results of the Votes of the Combined Shareholders’ General Meeting of June 30, 2026

Daix (France), New York City (New York, United States), July 2, 2026 – Inventiva (Euronext Paris and NASDAQ: IVA) (“Inventiva” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of an oral therapy for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), today announced the results of the votes of its Combined Shareholders’ Meeting.

The Combined Shareholders' Meeting was held on Tuesday June 30, 2026, at 2 p.m. at Hôtel Villa M, 24-30 Bd Pasteur, 75015 Paris (France), under the chairmanship of Mr. Andrew Obenshain, Chief Executive Officer of Inventiva.

Mr. Andrew Obenshain proceeded to the usual formalities of the opening of the meeting, in particular to the constitution of the Bureau by appointing Mrs Susan Coles and Mr. Jean Volatier, as tellers, as well as Mr. Abel Colomb, as secretary of the general meeting.

All the resolutions submitted to vote have been adopted by the shareholders, with the exception of the 31st resolution, which had been the subject of a negative recommendation by the Board of Directors. The 31st resolution would have empowered the Board of Directors to decide on share capital increases reserved for members of a company savings plan to be set up by the Company.

Pursuant to Article R. 22-10-14 IV. of the French Commercial Code, the Combined Shareholders’ Meeting approved, without modification, the compensation policy for corporate officers as presented in the 2025 Universal Registration Document (section 3.5.1, pages 134 et seq.) and, with respect specifically to the chairman of the board of directors, in the notice of meeting (brochure de convocation) for the Combined General Meeting, made available on the Company’s website under the “General Meetings” section.

The results of the vote are presented below:

  Total number of shares composing the share capital: 236 280 202
  Total number of shares with voting rights: 236 280 202
	ORDINARY PART			EXTRAORDINARY PART
	Shareholders	Shares	Votes	Shareholders	Shares	Votes
Shareholders Present	5	318 490	519 790	5	318 490	519 790
Proxy To Third Parties	0	0	0	0	0	0
Proxy To The Chairman	214	21 380 077	21 505 444	214	21 380 077	21 505 444
Mail Votes	221	148 125 573	155 342 788	221	148 125 573	155 342 788
TOTAL	440	169 824 140	177 368 022	440	169 824 140	177 368 022
QUORUM	71,874%			71,874%

VOTE RESULTS: Ordinary Resolutions

Resolution	Results	For		Against		Abstention		Total votes taken into account	Total number of votes cast	Proportion of represented share capital	Non- voting votes	Invalid votes	Quorum
		Votes	%	Votes	%	Votes	%
1	Adopted	177 222 228	99,92%	133 103	0,08%	12 691	-	177 355 331	169 824 140	71,874%	0	0	71,874%
2	Adopted	177 221 334	99,92%	134 197	0,08%	12 491	-	177 355 531	169 824 140	71,874%	0	0	71,874%
3	Adopted	177 221 057	99,92%	134 109	0,08%	12 856	-	177 355 166	169 824 140	71,874%	0	0	71,874%
4	Adopted	177 218 663	99,92%	138 566	0,08%	10 793	-	177 357 229	169 824 140	71,874%	0	0	71,874%
5	Adopted	169 001 759	99,80%	333 429	0,20%	8 475	-	169 335 188	161 799 781	68,477%	8 024 359	0	71,874%
6	Adopted	142 101 931	80,13%	35 235 606	19,87%	30 485	-	177 337 537	169 824 140	71,874%	0	0	71,874%
7	Adopted	142 260 329	80,22%	35 075 808	19,78%	31 885	-	177 336 137	169 824 140	71,874%	0	0	71,874%
8	Adopted	142 242 043	80,21%	35 094 119	19,79%	31 860	-	177 336 162	169 824 140	71,874%	0	0	71,874%
9	Adopted	142 260 377	80,22%	35 075 785	19,78%	31 860	-	177 336 162	169 824 140	71,874%	0	0	71,874%
10	Adopted	171 116 568	96,49%	6 233 151	3,51%	18 303	-	177 349 719	169 824 140	71,874%	0	0	71,874%
11	Adopted	142 115 577	80,14%	35 219 585	19,86%	32 860	-	177 335 162	169 824 140	71,874%	0	0	71,874%
12	Adopted	142 256 741	80,22%	35 077 573	19,78%	33 708	-	177 334 314	169 824 140	71,874%	0	0	71,874%
13	Adopted	143 403 465	80,86%	33 943 220	19,14%	21 337	-	177 346 685	169 824 140	71,874%	0	0	71,874%
14	Adopted	170 745 845	96,28%	6 604 810	3,72%	17 367	-	177 350 655	169 824 140	71,874%	0	0	71,874%
15	Adopted	172 576 402	97,31%	4 763 296	2,69%	28 324	-	177 339 698	169 824 140	71,874%	0	0	71,874%
16	Adopted	174 294 992	98,28%	3 044 831	1,72%	28 199	-	177 339 823	169 824 140	71,874%	0	0	71,874%
17	Adopted	151 354 591	85,35%	25 987 080	14,65%	26 351	-	177 341 671	169 824 140	71,874%	0	0	71,874%
18	Adopted	151 353 927	85,35%	25 987 714	14,65%	26 381	-	177 341 641	169 824 140	71,874%	0	0	71,874%
19	Adopted	151 170 758	85,24%	26 170 883	14,76%	26 381	-	177 341 641	169 824 140	71,874%	0	0	71,874%
20	Adopted	145 764 550	82,20%	31 566 386	17,80%	37 086	-	177 330 936	169 824 140	71,874%	0	0	71,874%
40	Adopted	177 215 321	99,93%	127 471	0,07%	25 230	-	177 342 792	169 824 140	71,874%	0	0	71,874%

VOTE RESULTS: Extraordinary Resolutions

Resolution	Results	For		Against		Abstention		Total votes taken into account	Total number of votes cast	Proportion of represented share capital	Non- voting votes	Invalid votes	Quorum
		Votes	%	Votes	%	Votes	%
21	Adopted	175 557 047	98,99%	1 790 590	1,01%	20 385	-	177 347 637	169 824 140	71,874%	0	0	71,874%
22	Adopted	144 164 252	81,28%	33 194 352	18,72%	9 418	-	177 358 604	169 824 140	71,874%	0	0	71,874%
23	Adopted	143 103 408	80,69%	34 255 067	19,31%	9 547	-	177 358 475	169 824 140	71,874%	0	0	71,874%
24	Adopted	143 083 973	80,68%	34 256 866	19,32%	27 183	-	177 340 839	169 824 140	71,874%	0	0	71,874%
25	Adopted	143 090 257	80,69%	34 253 657	19,31%	24 108	-	177 343 914	169 824 140	71,874%	0	0	71,874%
26	Adopted	143 086 234	80,68%	34 257 680	19,32%	24 108	-	177 343 914	169 824 140	71,874%	0	0	71,874%
27	Adopted	143 090 519	80,69%	34 251 194	19,31%	26 309	-	177 341 713	169 824 140	71,874%	0	0	71,874%
28	Adopted	143 260 260	80,77%	34 099 506	19,23%	8 256	-	177 359 766	169 824 140	71,874%	0	0	71,874%
29	Adopted	143 162 737	80,73%	34 180 406	19,27%	24 879	-	177 343 143	169 824 140	71,874%	0	0	71,874%
30	Adopted	143 245 142	80,77%	34 096 744	19,23%	26 136	-	177 341 886	169 824 140	71,874%	0	0	71,874%
31	Rejected	81 472 089	45,94%	95 870 777	54,06%	25 156	-	177 342 866	169 824 140	71,874%	0	0	71,874%
32	Adopted	177 054 574	99,83%	307 309	0,17%	6 139	-	177 361 883	169 824 140	71,874%	0	0	71,874%
33	Adopted	142 122 037	80,13%	35 237 007	19,87%	8 978	-	177 359 044	169 824 140	71,874%	0	0	71,874%
34	Adopted	142 066 660	80,10%	35 284 507	19,90%	16 855	-	177 351 167	169 824 140	71,874%	0	0	71,874%
35	Adopted	143 260 220	80,78%	34 095 970	19,22%	11 832	-	177 356 190	169 824 140	71,874%	0	0	71,874%
36	Adopted	177 186 176	99,91%	153 411	0,09%	28 435	-	177 339 587	169 824 140	71,874%	0	0	71,874%
37	Adopted	177 211 214	99,93%	132 881	0,07%	23 927	-	177 344 095	169 824 140	71,874%	0	0	71,874%
38	Adopted	143 381 185	80,85%	33 961 896	19,15%	24 941	-	177 343 081	169 824 140	71,874%	0	0	71,874%
39	Adopted	143 934 896	81,16%	33 415 428	18,84%	17 698	-	177 350 324	169 824 140	71,874%	0	0	71,874%

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of an orally administered small molecule for the treatment of patients with MASH. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). https://www.inventivapharma.com

Contacts

Media Relations Pascaline Clerc: media@inventivapharma.com Mark Corbae: inventivapr@icrhealthcare.com	Investor Relations David Nikodem: IR@inventivapharma.com Patricia L. Bank: patti.bank@icrhealthcare.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this press release are forward-looking statements. These statements include, but are not limited to, forecasts and estimates regarding Inventiva's cash resources and expenses, forecasts and estimates with respect to Inventiva’s NATiV3 Phase 3 clinical trial with lanifibranor in patients with MASH, including the quality of trial results, design, duration, timing, costs, and funding, timing of clinical trial data releases and publications, the information, insights and impacts that may be gathered from clinical trials, the potential therapeutic benefits of lanifibranor, potential regulatory submissions, approvals and commercialization, Inventiva’s pipeline and development plans, and Inventiva's future activities, expectations, plans, growth and prospects. Some of these statements, forecasts, and estimates may be identified by the use of words such as, without limitation, “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “estimate,” “may,” “will,” “could,” “should,” “designed,” “hope,” “target,” “potential,” “opportunity,” “possible,” “aim,” and “continue” and other similar expressions. These statements are not historical facts, but rather statements of future expectations and other forward-looking statements based on management's beliefs. These statements reflect the opinions and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance, or events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend on factors beyond Inventiva's control. There can be no guarantee, with respect to product candidates, that clinical trial results will be available on schedule, that future clinical trials will be initiated as planned, that product candidates will receive the necessary regulatory approvals, or that the milestones planned by Inventiva or its partners will be achieved on schedule, or even at all. Future results may differ materially from the anticipated future results, performance, or achievements expressed or implied by these statements, forecasts, and estimates due to a number of factors, including the fact that interim data or data from any interim analysis of ongoing clinical trials do not predict the future results of clinical trials, the fact that the DMC's recommendation does not prejudge any eventual marketing authorization, that Inventiva cannot provide assurance on the impacts of the Suspected Unexpected Serious Adverse Reaction (SUSAR) on recruitment or the final impact on the results or timing of the NATiV3 trial or related regulatory issues, Inventiva is a clinical-stage company with no approved products and no historical revenue, Inventiva has incurred significant losses since its inception, Inventiva has never generated revenue from product sales, Inventiva will need additional capital to fund its operations, without which Inventiva may be required to significantly reduce its activities, delay or discontinue one or more of its research or development programs, expand its activities or capitalize on its business opportunities, and may not be able to continue as a going concern. Inventiva's ability to obtain financing and complete potential transactions on a timely basis, as well as whether, when, and to what extent dilutive instruments may be exercised and by which holders, Inventiva's future success depends on the successful clinical development, regulatory approvals, and subsequent commercialization of lanifibranor, preclinical studies or previous clinical trials are not necessarily predictive of future results, and the results of Inventiva's and its partners' clinical trials may not support Inventiva's and its partners' claims regarding product candidates, Inventiva's expectations regarding its clinical trials may prove to be incorrect, and regulatory authorities may require additional stops and/or modifications to Inventiva's clinical trials. Inventiva's expectations regarding the clinical development plan for lanifibranor for the treatment of MASH may not be realized and may not support the approval of a New Drug Application, Inventiva's ability to implement its commercialization, marketing, and manufacturing capabilities and strategy, Inventiva's ability to successfully cooperate with its existing partners or enter into new partnerships, and to fulfil its obligations under any agreements entered into in connection with such partnerships, the benefits of its current and future partnerships on the clinical development, regulatory approvals, and, if applicable, commercialization of its product candidates, as well as the achievement of milestones and timelines anticipated in connection with such partnerships, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of the applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, the recruitment and retention of patients in clinical trials is a costly and time-consuming process that could be made more difficult or impossible by multiple factors beyond the control of Inventiva and its partners, Inventiva's product candidates may cause adverse reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces significant competition, and Inventiva's activities, preclinical studies, and clinical development programs, as well as timelines, Inventiva's financial condition and results of operations could be materially and adversely affected by changes in laws and regulations, adverse conditions in its industry, geopolitical events, such as the conflict between Russia and Ukraine and the resulting sanctions, the conflict in the Middle East and the related risk of a wider conflict and ongoing conflicts, epidemics, and macroeconomic conditions, including changes in international trade policies, global inflation, fluctuations in financial and credit markets, customs duties and other trade barriers, political unrest and natural disasters, uncertain financial markets, and disruptions in banking systems. In light of these risks and uncertainties, no representation is made as to the accuracy or completeness of these forward-looking statements, forecasts, and estimates. Furthermore, forward-looking statements, forecasts, and estimates are only valid as of the date of this press release. Readers are cautioned not to place undue reliance on these forward-looking statements.

Veuillez vous référer au Document d'Enregistrement Universel pour l'exercice clos le 31 décembre 2025 déposé auprès de l'Autorité des Marchés Financiers le 8 avril 2026, au Rapport Annuel sur le Formulaire 20-F pour l'exercice clos le 31 décembre 2025 déposé auprès de la Securities and Exchange Commission (la « SEC ») le 8 avril 2026 pour d'autres risques et incertitudes affectant Inventiva, y compris ceux susceptibles de mettre en cause la continuité d'exploitation, et ceux décrits sous la rubrique « Facteurs de risques », et dans les futurs dépôts auprès de la SEC. D'autres risques et incertitudes dont Inventiva n'est pas actuellement consciente peuvent également affecter ses déclarations prospectives et peuvent faire en sorte que les résultats réels et le calendrier des événements diffèrent matériellement de ceux anticipés. Toutes les informations contenues dans ce communiqué de presse sont à jour à la date du communiqué. Sauf obligation légale, Inventiva n'a ni l'intention ni l'obligation de mettre à jour ou de réviser les déclarations prospectives mentionnées ci-dessus. Par conséquent, Inventiva n'accepte aucune responsabilité pour les conséquences découlant de l'utilisation de l'une des déclarations susmentionnées.

Attachment

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